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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68148

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **BTG Pactual US Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

601 Lexington avenue, 57th Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/03	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Renato Moritz_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BTG Pactual US Capital, LLC_____, as of 12/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CEO _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- □ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- □ (d) Statement of cash flows.
- □ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- □ (f) Statement of changes in liabilities subordinated to claims of creditors.
- □ (g) Notes to consolidated financial statements.
- □ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- □ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- □ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- □ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- □ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- □ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- □ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- □ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- □ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- □ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- □ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- □ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- □ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- □ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION

BTG Pactual US Capital, LLC
December 31, 2025
With Report of
Independent Registered Public Accounting Firm

BTG Pactual US Capital, LLC

Statement of Financial Condition

December 31, 2025

Table of Contents

Facing Page and Oath or Affirmation



Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers of BTG Pactual US Capital, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of BTG Pactual US Capital, LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, NY
February 27, 2026

We have served as the Company's auditor since 2022.


BTG Pactual US Capital, LLC

Statement of Financial Condition

December 31, 2025
(In Thousands of US dollars)


Assets

Cash and cash equivalents	$ 122,654
Cash segregated under federal and other regulations	1,000
Due from brokers, clearing organizations and others	44,517
Securities owned, at fair value	8,401
Deferred tax assets	8,394
Due from affiliates, net	6,802
Loans to financial advisors (net of allowance for credit loss of $1,515)	3,446
Other assets	2,886
Total assets	$198,100

Liabilities and member's equity

Accounts payable and accrued expenses	$ 36,009
Due to brokers, clearing organizations and others	17,878
Due to affiliates, net	9,124
Total liabilities	63,011

Commitments and contingent liabilities (see Note 9)

Member's equity:	
Member's capital	162,311
Accumulated deficit	(27,222)
Total member's equity	135,089
Total liabilities and member's equity	$198,100

The accompanying notes are an integral part of the Statement of Financial Condition.

BTG Pactual US Capital, LLC

Notes to Financial Statements

(In Thousands of US dollars)

1. Organization

BTG Pactual US Capital, LLC (the "Company") is incorporated in Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and commenced operations in the capacity of a broker-dealer on December 14, 2009. The Company is also a registered introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The life of the Company is perpetual.

The Company has its main office in New York and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Company clears its agency U.S. securities through Pershing LLC and DriveWealth LLC and proprietary U.S. securities through Pershing LLC. With respect to non-U.S. securities, the Company primarily uses the services of an affiliated company, Banco BTG Pactual S.A., to clear transactions in Brazil or the Company's foreign affiliates to clear transactions in other Latin American countries. This is facilitated through a chaperoning agreement (Rule 15a-6 of the Securities Exchange Act of 1934). The Company also settles securities on a Delivery Versus Payment ("DVP")/Receipt Versus Payment ("RVP") basis in order to provide its customers with more efficient settlement. The settlement of non-U.S. trades on a DVP/RVP basis eliminates an additional step in the transaction process, since a U.S. clearing broker would utilize the services of a local broker-dealer to assist in settlement, which the Company is able to do itself through the facilities of its affiliates.

In addition to its brokerage activities, the Company also provides capital market services, either in the capacity of an underwriter or a placement agent, as well as financial advisory services in mergers and acquisitions.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934 for the portion of its business activities cleared on a fully disclosed basis. The Company does not hold customer funds or securities. The Company qualifies for an exemption from the Rule 15c3-3 reserve calculation in accordance with paragraph (k)(2)(i) of the Securities Exchange Act of 1934 by maintaining a special reserve bank account for the exclusive benefit of customers. For the remaining business activities, the Company relies on footnote 74 of the SEC release No 34-70073.

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash as demand deposits with banks or other financial institutions. The amounts approximates fair value. Financial instruments, which are readily convertible into cash and have an original maturity date of three months or less at date of acquisition, are considered cash equivalents. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

As of December 31, 2025 cash totaling $28,176 was invested in an interest-bearing account held at an affiliate of the Company and $90,491 was invested in money market funds. The fair value of cash invested in money market funds is based on quoted prices in active markets for identical securities and thus classified as Level 1 within U.S. GAAP's fair value hierarchy.

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations is segregated for the protection of customers under the Securities and Exchange Act of 1934. The Company maintains a special reserve bank account for the exclusive benefit of customers.

Securities Owned, at Fair Value

The fair values of securities owned is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models.

ASC 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, as defined. All of the Company's financial assets and liabilities are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. The Company's financial instruments consist substantially of Cash and cash equivalents and securities which are all classified as Level 1 and Level 2 within U.S. GAAP's fair value hierarchy

2. Summary of Significant Accounting Policies (continued)

As of December 31, 2025, securities owned are comprised of exchange-traded equities, and a U.S. Treasury security. The fair value of the exchange-traded equities and the U.S. Treasury security are determined based on quoted prices in active markets for identical securities.

	Level 1	Level 2	Assets / Liabilities at Fair Value
Assets			
Equities	$3,389	$-	$3,389
U.S. Treasury	$-	$5,012	$5,012
Total Assets	**$3,389**	**$5,012**	**$8,401**

During the year, there were no transfers between fair value hierarchy levels

Segment information

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services (see note 1). The Company has identified its Co-CEOs as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. A significant portion of the Company's total revenues relates to transactions with affiliates (see note 9).

2. Summary of Significant Accounting Policies (continued)

Foreign Currencies

The U.S. dollar is the functional currency of the Company. Transactions in currencies other than U.S. dollars are translated at the exchange rates prevailing at the date of the transactions. Monetary assets or liabilities denominated in currencies other than U.S. dollars are translated at the applicable year end exchange rate.

As of December 31, 2025, the Company's exposure to foreign currencies (primarily Brazilian Real, Euro and Argentine Pesos) was as follows:

Assets:	
Due from affiliates, net	$3,579
Cash and cash equivalents	532
Securities owned, at fair value	129
Due from brokers, clearing organizations and others	2
Liabilities:	
Due to affiliates, net	$2,512
Due to brokers, clearing organizations and others	384

Due from/to Brokers, Clearing Organizations and Others

Due from brokers, clearing organizations and others include amounts receivable for fails to deliver, amounts receivable from clearing brokers relating to open transactions, good faith and margin deposits, and commissions receivable from broker-dealers. The balance also includes receivables from customers as it relates to customer fails to deliver, and commissions earned.

Due to brokers, dealers and clearing organizations and others include amounts payable for fails to receive and amounts payable to clearing brokers relating to open transactions. The amounts receivable and payable from clearing organizations relating to open transactions are reported on a net basis. The balance also includes payables to customers as it relates to customer fails to receive.

2. Summary of Significant Accounting Policies (continued)

As of December 31, 2025, amounts receivable and payable to brokers, clearing organizations and others include:

	Receivables	Payables
Securities failed to deliver / receive	$ 3,274	$ 10,907
Customer failed to deliver / receive	10,708	3,075
Clearing brokers	30,535	3,896
Total	$44,517	$17,878

Loans to financial advisors, net

The company offers forgivable loans to financial advisors for recruitment purposes. Outstanding balance of loans to financial advisors are presented in the Statement of Financial Condition, net of the allowance for credit losses (see note 10). The decision to extend credit to a financial advisor is generally based on their ability to generate future revenues.

The forgivable loans are provided to employees and are forgiven over a stated service period and if certain performance targets are met. If at any point before the end of the stated service period the employee ceases to provide services to the Company, the loan becomes due and payable and generally does not continue to accrue interest. The Company amortizes the loans into compensation expense over the service period, which the Company has concluded is a systematic and rational method. If an employee ceases to provide services to the Company, the Company stops amortizing the loan and seeks repayment directly from the former employee.

Allowance for Credit Losses

ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"), impacts the impairment model for certain financial instruments by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the client).

2. Summary of Significant Accounting Policies (continued)

For financial assets measured at amortized cost (e.g. cash and cash equivalents, cash segregated under federal and other regulations, receivables from broker-dealers, clearing organizations and others, loans to financial advisors and other assets), the Company has evaluated the expected credit loss based on the nature and contractual life or expected life of the financial assets, credit quality of the counterparty and immaterial historic and expected losses. The Company concluded that there are de minimis expected credit losses and did not record a reserve for the cash and cash equivalents, cash segregated under federal and other regulations or receivables from broker-dealer, clearing organizations and others and other receivables. The Company continually monitors these estimates over the life of the asset.

The allowance for credit losses on loans to financial advisors is determined by estimating the amount and timing of expected future payments and takes into account the affiliation status of the financial advisor (i.e., whether the advisor is actively affiliated with the Company or has terminated affiliation), the borrower's ability to restructure the loan, sources of repayment, and other factors affecting the borrower's ability to repay the debt. Credit losses are charged-off against the allowance when we believe the uncollectibility of the financial asset is confirmed. Subsequent recoveries, if any, are credited to the allowance once received.

Income Taxes

The Company is a single member LLC, disregarded as a separate entity for tax purposes. In accordance with ASC 740, Income Taxes, the Company is not required to present its allocated portion of the consolidated amounts for current and deferred tax expenses, applicable to its tax attributes, included in the consolidated tax returns of BTG Pactual NY Corporation (the "Parent") however as permitted by ASC 740-10-50-17A the Company has elected to include such allocations in its separately issued financial statements.

As such, the current and deferred income tax expense or benefit presented in these financial statements represents an allocation from Parent, and the corresponding income tax payable (or receivable) is presented as a due to (or from) affiliates. (See Note 5).

Under the allocation method applied by the Company, net operating losses (or other current or deferred tax attributes) are characterized as realized (or realizable) by the disregarded entity when those tax attributes are realized (or realizable) by the Parent, even if the Company would not otherwise have realized the attributes on a stand-alone basis.

2. Summary of Significant Accounting Policies (continued)

Income taxes are accounted for under, ASC 740, Accounting for Income Taxes, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. All available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed.

ASC 740 also provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority.

A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule") and the Commodity Futures Trading Commission minimum financial requirements of net capital, pursuant to Regulation 1.17.

The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined by the SEC and FINRA. The Rule requires the Company to maintain a minimum net capital greater than $250. As of December 31, 2025, the Company had net capital of $75,667 which $75,417 was in excess of the minimum net capital required.

The Company maintains a special reserve bank account for the exclusive benefit of customers. As of December 31, 2025, the account had a balance of $1,000.

4. Accounts Payable and Accrued Expenses

As of December 31, 2025, accounts payable and accrued expenses in the Statement of Financial Condition include:

Accrued compensation	$32,991
Other accruals	3,018
Total	$36,009

5. Income Taxes

As of December 31, 2025, the deferred tax asset allocated to the Company amounts to $8,394, consisting primarily of accrued and unpaid bonuses.

The company has a current income taxes payable balance of $1,927 to the Parent reflected in Due to affiliates, net within the Statement of Financial Condition.

During 2025, the Company paid $226 for income taxes to the following jurisdictions:

Federal Liability	163
State Taxes	
Florida	9
NYS-MTA	33
New York City	20
Others	1
	226

As of December 31, 2025 the Company determined that it had no uncertain tax positions, interest or penalties as defined within ASC 740-10. The Company does not expect significant changes in the unrecognized benefits to occur within the next 12 months.

The Parent´s tax return for fiscal years ended 2022, 2023 and 2024 can be subject to tax exams for federal, state and local jurisdictions and there are no ongoing tax examinations as of December 31, 2025.

6. Concentration of Credit Risk

As of December 31, 2025, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with a limited number of financial institutions, and cash equivalents, which are invested in money market funds. As of December 31, 2025, 23% of Cash and cash equivalents are deposited with an affiliated company, Banco BTG Pactual S.A. – Cayman Branch, 74% are deposited in a liquidity fund with Dreyfus, 2% are deposited with Citibank N.A. and the remaining 1% with others.

In addition, receivables from clearing brokers and others are concentrated in a limited number of financial institutions. As of December 31, 2025, 26% of such receivables are from Pershing LLC, 21% are from B3 S.A and the remaining 53% from others.

7. Off-Balance Sheet Risk and Transactions with Customers

ASC 460, Guarantees, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to credit risk of counterparties or customer non-performance.

Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. Due to the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts as of December 31, 2025.

8. Related Party Transactions

The Company enters into certain transactions with affiliates, some of which are subject to service level agreements. A summary of significant related party transactions included in the Statement of Financial Condition as of December 31, 2025 are as follows:

Statement of Financial Condition

Cash and cash equivalents	Banco BTG Pactual S.A. - Cayman Branch	$28,176
Cash and cash equivalents	Banco BTG Pactual S.A.	534
Cash and cash equivalents	BTG Pactual Chile y Bolsa de Comercio de Santiago	102
Due from affiliates, net		
Unsettled trades	Banco BTG Pactual S.A	$5,225
Placement and underwriting fees	BTG Pactual Investment Banking Ltda	632
Commission receivable	BTG Pactual CTVM S.A.	234
Commission receivable	BTG Pactual Casa de Bolsa, S.A. de C.A.	83
Syndicate expenses	Banco BTG Pactual S.A.	476
Referral fees	Banco BTG Pactual S.A. - Cayman Branch	94
Other		58
		$6,802
Due from brokers, clearing organizations and others		
Security fails to deliver	Banco BTG Pactual S.A. - Cayman Branch	$ 3,274
Due to affiliates, net		
Expense sharing	BTG Pactual Asset Management US, LLC	$(2,994)
Unsettled trades	Banco BTG Pactual S.A	(2,512)
Income tax	BTG Pactual NY Corporation	(1,927)
Referral fees	BTG Pactual Peru S.A. SAB	(223)
Professional fees	BTG Pactual Peru SAC	(1,313)
Professional fees	BTG Pactual (UK) Limited	(155)
		$(9,124)
Due to brokers, clearing organizations and others		
Security fails to receive	Banco BTG Pactual S.A. - Cayman Branch	$(10,907)

On August 3, 2016, BTG Pactual Holding Internacional S.A. executed a guarantee agreement in favor of and for the benefit of the Company, whereby BTG Pactual Holding Internacional S.A., unconditionally and irrevocably guarantees the prompt payment of the Company's present or future obligations to its clients, as and when they fall due. The guarantee has no expiry date.

9. Commitments and Contingent Liabilities

The highly regulated nature of the Company's business means that from time to time it is subject to regulatory inquiries and investigations.

The Company is currently the subject of regulatory reviews and investigations by its regulators. The Company has also been named as a defendant in certain claims and/or lawsuits, including arbitrations, arising primarily from its securities business. It is the Company's practice to cooperate and comply with the requests for information and documents.

In some instances, these matters may result in a disciplinary, civil or administrative actions. The Company intends to vigorously defend itself, but currently it is not possible to predict the outcome of these matters or to provide an estimate of any potential financial impact. Once the loss contingency is deemed to be both probable and estimable, the Company will establish an accrued liability and record a corresponding amount of litigation-related expense. As of December 31,2025, the Company has no outstanding material commitments or contingent liabilities requiring accrual or disclosure in the financial statements.

In the normal course of business, the Company indemnifies its clearing brokers against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification. In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments that were open at December 31, 2025.

10. Loans to financial advisors, net of allowance for credit losses

Loans to financial advisors	
Carrying value, current employees	$3,446
Carrying value, former employees	1,515
Total carrying value of loans to financial advisors	**4,961**
Allowance for credit losses	(1,515)
Loans to financial advisors, net of allowance for credit losses	**$3,446**

The amortized cost basis of loans to financial advisors on non-accrual status was $1,515.

11. Subsequent Events.

The Company evaluated subsequent events through February 27, 2026, the issuance date of these statement of financial condition, and noted no subsequent events requiring disclosures in or adjustments to the statements of financial condition taken as a whole.